Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2014 RESULTS

Delivered Healthy Margins and Operating Cash Flow

Introduced Rogers 3.0 Plan to Enhance Customer Experience and Re-Accelerate Growth

Deployed Newly Acquired 700 MHz Wireless Spectrum in Major Canadian Cities Giving Canadians Ultimate Mobile Video Experience

TORONTO (July 24, 2014) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the second quarter ended June 30, 2014, prepared in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue	$3,212	$3,212	-	$6,232	$6,239	-
As adjusted [1] :
Operating profit	1,313	1,306	1	2,474	2,485	-
Net income	432	497	(13)	772	911	(15)
Basic earnings per share	0.84	0.97	(13)	1.50	1.77	(15)
Diluted earnings per share	0.84	0.96	(13)	1.49	1.76	(15)

Free cash flow [1]	436	505	(14)	792	933	(15)

Net income	405	532	(24)	712	885	(20)
Basic earnings per share	0.79	1.03	(23)	1.38	1.72	(20)
Diluted earnings per share	0.76	0.93	(18)	1.33	1.69	(21)
Cash provided by operating activities	1,202	1,061	13	1,610	1,866	(14)

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“During the second quarter, we continued to improve churn rates, generate strong margins and successfully expand upon our sports media platform,” said Guy Laurence, President and Chief Executive Officer of Rogers Communications Inc.

Laurence continued, “Late in the quarter we also announced Rogers 3.0, a seven-point multi-year plan that lays the groundwork to significantly enhance our customer experience and re-accelerate growth relative to peers. Over time this new customer centric structure will streamline the organization, clarify accountabilities, and improve our agility and execution.”

Rogers Communications Inc.	1	Second Quarter 2014

Quarterly Highlights

New Strategic Plan Unveiled

•

On May 23, 2014, CEO Guy Laurence, unveiled Rogers 3.0, a multi-year, seven-point plan that reflects feedback from thousands of customers, employees and shareholders. The plan builds on Rogers unrivaled asset mix and the underlying strengths of the Company to execute consistently, improve customer experience, and identify and capitalize on opportunities for growth and innovation.

Operating revenue

•

Consolidated revenue this quarter was consistent with the second quarter of 2013, reflecting revenue growth of 1% in Media and 6% in Business Solutions. Wireless network revenue was relatively unchanged year over year, a sequential improvement from the 3% decline in the first quarter of 2014. Excluding the decline in roaming revenue due to the new roaming plans introduced over the past year, Wireless network revenue would have been 2% higher than in the second quarter of 2013. Cable revenue was consistent with the second quarter of 2013 as continued Internet revenue growth combined with the impact of pricing changes across all product types was mostly offset by television subscriber losses.

•	Activated 588,000 smartphones, of which 31% were new subscribers, with higher-value smartphone customers growing to 76% of Wireless postpaid subscribers.

Adjusted operating profit and net income

•

The increase in consolidated adjusted operating profit reflects increases in Wireless of 3% and Business Solutions of 12%, partly offset by decreases at Cable of 2% and at Media of 16%. Wireless results benefited from lower levels of hardware upgrades and new activations. Cable’s results were negatively impacted by higher investment in customer care and network, while Media’s results were negatively impacted by lower advertising revenues, and investments in Toronto Blue Jays player salaries, programming costs, Next Issue Canada and Rogers’ NHL initiative.

•

Consolidated adjusted operating profit margin was 40.9% this quarter, higher than the same quarter last year, because of strong adjusted operating profit margins at Wireless of 50.4%, and Business Solutions of 29.5%.

•

The reductions in adjusted net income and adjusted earnings per share are primarily the result of 15% higher depreciation and amortization expenses partially offset by the increase in the adjusted operating profit. Net income was 24% lower and diluted earnings per share were 18% lower than the second quarter of 2013.

Enhanced our leading networks to continue monetizing rapid data growth

•

Deployed 700 MHz spectrum in select Vancouver, Calgary, Montreal and Toronto communities, delivering the ultimate mobile video experience to Rogers customers as they access the Internet and stream video deep inside buildings, basements and elevators.

•

Announced $450 million of planned investments over the next three years to further expand our wireless network in more than 70 communities across British Columbia, including enhancing existing LTE connections with 700 MHz spectrum to allow customers to access the Internet at broadband speeds in even more places. When complete, Rogers will have invested $2 billion in its network in British Columbia, giving both rural and urban customers reliable and consistent access to the latest technology across the province.

Enriched the customer experience

•

Signed a Partner Market agreement with Vodafone to become its partner in Canada. The agreement extends Vodafone’s international experience, innovation and scale to Rogers in the Canadian market to generate a number of revenue, cost saving and product opportunities.

•

Launched international wireless travel packs, bundling services consumers and small businesses need to stay connected, including data, talk and text, as well as providing for travellers who want to go online with their smartphone or tablet can now take advantage of a new data-only rate of $9.99 per day.

•

Introduced Rogers Check-In, a new service capability that allows small business customers to quickly and easily review their account at any time with a Small Business Specialist to ensure they have the right services for their business needs.

Rogers Communications Inc.	2	Second Quarter 2014

•	Launched suretap™ wallet, a new application that lets customers use their smartphones to securely store eligible payment cards and make payments at tens of thousands of retailers across the country.

•

Became the first Canadian carrier to give details about how and when we shared customer information in response to requests from legal authorities, through the release of Rogers’ 2013 Transparency Report.

•

Rogers Vicinity, an automated loyalty program offering small businesses and their customers access to loyalty programs and awards, won Product of the Year award for the Rewards / Financial Services Programs category by a consumer-voted program. Vicinity’s availability was also expanded this quarter to include Western Canada.

Accelerated sports and other content

•

Launched Sportsnet NOW, a 24/7, live HD-quality stream of all seven of Sportsnet’s TV channels. Designed to keep sports fans connected to their favourite teams, players, and Sportsnet programming, Sportsnet NOW is available on all mobile devices and computers for free with a Sportsnet TV subscription.

•

Unveiled our 2014-2015 NHL national broadcast schedule, delivering double the number of games on free over-the-air TV and twice as many Hockey Night in Canada Saturday night games than ever before for Canadians. Respected announcers Jim Hughson, Dave Randorf, Paul Romanuk and Bob Cole will be the play-by-play team that will call NHL national games across all Rogers media properties, and for Hockey Night in Canada.

•

Next Issue Canada continued to expand the offerings on its digital newsstand by adding People Magazine, National Geographic, Travel + Leisure, and Food & Wine to its already expansive list of more than 140 available North American magazine titles.

Invested in and developed our people

•

Named one of Canada’s ‘Top Employers for Young People’ for fifth consecutive year by Canada’s Top 100 Employers. Judges noted that Rogers provides exciting and challenging work, a broad range of career opportunities, a strong total rewards package and a chance to work with the best and the brightest in the industry.

Maintained strong balance sheet and available liquidity

•

Generated $436 million of consolidated quarterly free cash flow, while cash provided by operating activities was $1,202 million, and repaid $500 million of bank debt that was originally drawn under our credit facility in April 2014 to partially fund our 700 MHz spectrum purchase.

•

Approximately $2.6 billion of available liquidity at June 30, 2014 includes $2.5 billion available under the bank credit facility and $0.1 billion available under the accounts receivable securitization program.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, adjusted net debt and free cash flow. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See the section “Non-GAAP Measures” in the Second Quarter 2014 MD&A that follows for information about these measures, including how we calculate them.

Rogers Communications Inc.	3	Second Quarter 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance in the three and six months ended June 30, 2014.

This MD&A should be read in conjunction with our Second Quarter 2014 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto which have been prepared in accordance with IFRS, our 2013 Annual MD&A and our 2013 Audited Annual Consolidated Financial Statements and Notes thereto, and our other recent filings with Canadian and U.S. securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as of July 23, 2014 and was reviewed by the Audit Committee of our Board of Directors. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries.

RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. In addition to the business segments discussed below, RCI also holds interests in various investments and ventures.

Four business segments

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing, and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc. and its subsidiaries.

Where to find it
Consolidated Financial Results	5	Financial Guidance	27
Results of our Business Segments	7	Key Performance Indicators	27
Consolidated Net Income Analysis	14	Non-GAAP Measures	28
Managing our Liquidity and Financial Resources	18	Other Information	31
Financial Condition	21	About Forward-Looking Information	33
Financial Risk Management	21	About Rogers Communications Inc.	34
Regulatory Developments	24	Quarterly Investment Community Teleconference	34
Update to Risks and Uncertainties	25	For More Information	34
Critical Accounting Policies and Estimates	26

Rogers Communications Inc.	4	Second Quarter 2014

Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Wireless	$1,800	$1,813	(1)	$3,527	$3,573	(1)
Cable	872	870	-	1,732	1,731	-
Business Solutions	95	90	6	189	183	3
Media	475	470	1	842	811	4
Corporate items and intercompany eliminations	(30)	(31)	(3)	(58)	(59)	(2)
Operating revenue	3,212	3,212	-	6,232	6,239	-

Adjusted operating profit
Wireless	843	821	3	1,633	1,586	3
Cable	423	431	(2)	832	860	(3)
Business Solutions	28	25	12	56	48	17
Media	54	64	(16)	30	57	(47)
Corporate items and intercompany eliminations	(35)	(35)	-	(77)	(66)	17
Adjusted operating profit [1]	1,313	1,306	1	2,474	2,485	-

Adjusted operating profit margin	40.9%	40.7%		39.7%	39.8%

Net income	405	532	(24)	712	885	(20)
Diluted earnings per share	0.76	0.93	(18)	1.33	1.69	(21)

Adjusted net income [1]	432	497	(13)	772	911	(15)
Adjusted diluted earnings per share [1]	0.84	0.96	(13)	1.49	1.76	(15)

Additions to property, plant and equipment	$576	$525	10	$1,064	$989	8

Free cash flow [1]	436	505	(14)	792	933	(15)
Cash provided by operating activities	1,202	1,061	13	1,610	1,866	(14)

[1]

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be comparable to similar measures presented by other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	Second Quarter 2014

Key Changes in Financial Results from 2013

	Three months ended	Six months ended	see page
(In millions of dollars)	June 30	June 30

Operating revenue changes - higher (lower):
Network revenue – Wireless	$4	$(43)	7
Equipment sales – Wireless	(17)	(3)	8
Cable	2	1	9
Business Solutions	5	6	11
Media	5	31	12
Other	1	1
Consistent (lower) operating revenue compared to 2013	-	(7)

Adjusted operating profit changes - higher (lower):
Wireless	22	47	8
Cable	(8)	(28)	10
Business Solutions	3	8	11
Media	(10)	(27)	12
Corporate items and intercompany eliminations	-	(11)
Higher (lower) adjusted operating profit[1] compared to 2013	7	(11)
Lower (higher) stock-based compensation expense	(10)	43	14
Higher restructuring, acquisition and other expenses	(16)	(16)	14
Higher depreciation and amortization	(69)	(138)	15
Higher finance costs	(3)	(47)	15
Change in other income (expense)	(69)	(69)	16
Lower income taxes	33	65	16
Change in net income compared to 2013	(127)	(173)	16

[1]

Adjusted operating profit is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Operating revenue

Wireless network revenue this quarter was consistent with the same period last year. Year to date, Wireless network revenue was lower mainly because of pricing changes made over the past year primarily associated with our customer friendly simplified pricing plans and the introduction in 2013 of lower priced roaming plans.

Cable operating revenue this quarter and year to date was consistent with the same periods last year, mainly because the Internet revenue growth and the impact of pricing increases across all product types was offset by a decline in television and phone revenue associated with TV subscriber losses and a more competitive pricing environment compared to the prior year.

Business Solutions operating revenue was higher this quarter and year to date compared to the same periods last year mainly because of continuing growth in on-net and next generation services and increased revenue from the new data centre businesses partially offset by a reduction in low margin, off-net legacy revenue.

Media operating revenue was higher this quarter and year to date compared to the same periods last year, mainly because of revenue growth at Sportsnet, Radio, Toronto Blue Jays and The Shopping Channel.

Adjusted operating profit

Wireless adjusted operating profit was higher this quarter and year to date compared to the same periods last year, mainly because of lower volumes of subsidized smartphone sales combined with the network revenue changes described above.

Cable adjusted operating profit was lower this quarter and year to date compared to the same periods last year primarily because of increased spending in customer care and network, in addition to offsetting revenue changes discussed above.

Media’s adjusted operating profit was lower this quarter and year to date compared to the same periods last year, as the increase in Media’s operating revenue was more than offset by investment in player salaries at the Toronto Blue Jays, increased programming costs, and ramp-up costs associated with the launch of Next Issue Canada and the NHL licensing agreement which became effective July 1, 2014.

Rogers Communications Inc.	6	Second Quarter 2014

Results of our Business Segments

WIRELESS

Financial results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except percentages)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Network revenue	$1,674	$1,670	-	$3,310	$3,353	(1)
Equipment sales	126	143	(12)	217	220	(1)
Operating revenue	1,800	1,813	(1)	3,527	3,573	(1)

Operating expenses
Cost of equipment [1]	(333)	(378)	(12)	(630)	(727)	(13)
Other operating expenses	(624)	(614)	2	(1,264)	(1,260)	-
	(957)	(992)	(4)	(1,894)	(1,987)	(5)
Adjusted operating profit	$843	$821	3	$1,633	$1,586	3

Adjusted operating profit margin as a % of network revenue	50.4%	49.2%		49.3%	47.3%

Additions to property, plant and equipment	$254	$191	33	$435	$430	1
[1] Includes the cost of equipment sales and direct channel subsidies. Subscriber results [1,2]
(Subscriber statistics in thousands,	Three months ended June 30			Six months ended June 30
except ARPU and churn)	2014	2013	Chg	2014	2013	Chg

Postpaid
Gross additions	312	374	(62)	605	693	(88)
Net additions	38	98	(60)	40	130	(90)
Total postpaid subscribers	8,114	7,976	138	8,114	7,976	138
Monthly churn	1.13%	1.17%	(0.04 pts)	1.17%	1.19%	(0.02 pts)
Monthly average revenue per user (ARPU)	$66.40	$67.36	$ (0.96)	$65.79	$67.94	$ (2.15)
Prepaid
Gross additions	128	126	2	204	244	(40)
Net losses	(31)	(56)	25	(104)	(149)	45
Total prepaid subscribers	1,325	1,442	(117)	1,325	1,442	(117)
Monthly churn	3.92%	4.13%	(0.21 pts)	3.73%	4.31%	(0.58 pts)
ARPU	$15.40	$15.79	$ (0.39)	$14.59	$15.18	$ (0.59)

Blended ARPU	$59.18	$59.30	$ (0.12)	$58.39	$59.48	$ (1.09)

[1]	Does not include subscribers from our wireless home phone product.
[2]	ARPU, subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.

Network revenue

Network revenue was consistent this quarter and lower year to date compared to 2013. This represents a sequential improvement from the 3% decline in the first quarter of 2014 and is the net result of:

—	higher data revenue related to an increase in postpaid subscriber levels and higher usage of wireless data services; offset by
—

the continued adoption of customer friendly simplified pricing plans, which generally bundle in certain features like voicemail, caller ID and domestic long-distance for which we have charged separately in the past, and

—	the introduction over the past twelve months of lower priced US and international roaming plans and rates which offer consumers more value.

Excluding the decline in roaming revenue, network revenue would have increased 2% this quarter and 1% year to date compared to the same periods last year.

Rogers Communications Inc.	7	Second Quarter 2014

Postpaid churn continued to improve this quarter falling four basis points to 1.13%, compared to 1.17% in the second quarter of 2013. We believe the improved churn rate is partly attributable to our simplified pricing plans and the introduction of our higher value roaming plans.

Gross postpaid subscriber additions were 312,000 this quarter or 17% lower than the same period last year, which reduced net postpaid subscriber additions to 38,000, despite the lower postpaid churn. The industry transition from three year to two year plans as a result of the recent adoption of the Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code appears to have slowed overall wireless subscriber growth over the past year.

We activated and upgraded approximately 588,000 smartphones for new and existing subscribers this quarter, compared to approximately 678,000 in the same period last year. The decrease was mainly because there was an 8% reduction in hardware upgrades by existing subscribers this quarter together with the 17% reduction in gross additions.

The percentage of subscribers with smartphones this quarter was 76% of our total postpaid subscriber base, compared to 72% in the second quarter of last year. Smartphone subscribers typically generate significantly higher ARPU and are less likely to churn than customers on less advanced devices.

Data revenue was 12% higher this quarter and 11% higher year to date compared to the same periods last year, mainly because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail, Internet access, social media, mobile video, text messaging and other wireless data services. Data revenue exceeded voice revenue and represented approximately 51% of total network revenue this quarter, compared to approximately 46% in the same period last year.

Lower equipment sales

Revenue from equipment sales was 12% lower this quarter and 1% lower year to date compared to the same periods last year mainly because of the fewer existing subscriber upgrades and the lower number of gross activations. Year to date, this impact was offset by a shift in the mix of smartphones activated to higher priced devices. During the second quarter, customers choosing to upgrade wireless devices represented approximately 5% of the postpaid subscriber base compared to 6% in the prior year period.

Lower operating expenses

The cost of equipment sales was 12% lower this quarter and 13% lower year to date compared to the same periods last year, mainly because of fewer subscriber hardware upgrades and fewer gross activations, as described above.

Total customer retention spending (including subsidies on handset upgrades) was $209 million this quarter, consistent with $208 million in the same period last year. Year to date retention spending decreased to $420 million compared to $455 million last year as 11% fewer existing subscribers upgraded their hardware.

Other operating expenses (excluding retention spending) were up by 1% this quarter as improvements in cost management and efficiency were offset by investments in customer care, and were relatively consistent year to date.

Higher adjusted operating profit

Adjusted operating profit was 3% higher this quarter and year to date compared to the same periods last year because of:

—	continued growth of wireless data revenue and improvement in churn
—	lower volumes of hardware sales and upgrades
—	partially offset by pricing changes associated with our simplified plans and the introduction of lower priced and higher value roaming plans.

Rogers Communications Inc.	8	Second Quarter 2014

CABLE

Financial results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except percentages)	2014	2013[1]	% Chg	2014	2013[1]	% Chg

Operating revenue
Television	$437	$457	(4)	$868	$915	(5)
Internet	312	287	9	617	564	9
Phone	121	125	(3)	242	248	(2)
Service revenue	870	869	-	1,727	1,727	-
Equipment sales	2	1	100	5	4	25
Operating revenue	872	870	-	1,732	1,731	-

Operating expenses
Cost of equipment	(1)	-	n/m	(3)	(2)	50
Other operating expenses	(448)	(439)	2	(897)	(869)	3
	(449)	(439)	2	(900)	(871)	3
Adjusted operating profit	$423	$431	(2)	$832	$860	(3)

Adjusted operating profit margin	48.5%	49.5%		48.0%	49.7%

Additions to property, plant and equipment	$239	$267	(10)	$490	$448	9

[1]	The operating results of Mountain Cable are included in the Cable results of operations from the date of acquisition on May 1, 2013.

   n/m: not meaningful

Subscriber results 1

	Three months ended June 30			Six months ended June 30
(Subscriber statistics in thousands)	2014	2013	Chg	2014	2013	Chg

Cable homes passed	4,004	3,909	95	4,004	3,909	95

Television
Net losses	(33)	(35)	2	(53)	(60)	7
Total television subscribers [2]	2,074	2,194	(120)	2,074	2,194	(120)

Internet
Net additions	2	6	(4)	22	32	(10)
Total Internet subscribers [2]	1,983	1,930	53	1,983	1,930	53

Phone
Net additions	1	17	(16)	11	34	(23)
Total phone subscribers [2]	1,164	1,145	19	1,164	1,145	19

Total service units [2,3]
Net additions (losses)	(30)	(12)	(18)	(20)	6	(26)
Total service units	5,221	5,269	(48)	5,221	5,269	(48)

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. The acquisition also increased homes passed by 59,000.

[3]	Includes television, Internet and phone subscribers.

Operating revenue

Overall cable revenue this quarter and year to date was consistent to the same periods last year, the net result of:

—	continued growth in subscribers to our Internet and phone products combined with the impact of pricing changes
—	the May 2013 acquisition of Mountain Cable
—	offset by television subscriber losses and retention-related discounting.

Rogers Communications Inc.	9	Second Quarter 2014

Lower television revenue

Revenue from television was down this quarter and year to date as a result of:

•	the year-over-year decline in television subscribers
•	the impact of promotional and retention pricing activity associated with heightened pay TV competition
•	partially offset by the acquisition of Mountain Cable and the impact of pricing changes implemented over the past year.

The digital cable subscriber base represented 86% of our total television subscriber base at the end of the quarter, compared to 82% at June 30, 2013. The larger selection of digital content, video on-demand, HDTV and PVR equipment, combined with the ongoing analog to digital conversion initiative, continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Higher Internet revenue

Internet revenue was 9% higher this quarter and year to date compared to the same periods last year as a net result of a larger Internet subscriber base, general movement to higher end speed and usage tiers, and changes in Internet service pricing.

Our Internet customer base is approximately 2.0 million subscribers, and Internet penetration represents:

•	96% of our television subscribers, compared to 88% at June 30, 2013
•	50% of the homes passed by our cable network, compared to 49% at June 30, 2013.

Lower cable telephony revenue

Phone revenue was 3% lower this quarter and 2% lower year to date compared to the same periods last year. This was the net result of:

•	higher promotional pricing activity for new subscribers on multi-product bundles
•	partially offset by a higher phone subscriber base and the impact of pricing changes.

There were 2% more phone subscribers this quarter compared to last year, the penetration of which now represents:

•	56% of our television subscribers, compared to 52% last year
•	29% of the homes passed by our cable network, compared to 29% last year.

Higher operating expenses

Operating expenses were 2% higher this quarter and 3% higher year to date compared to the same periods last year mainly due to:

•	higher investments in customer care and network
•	incremental costs associated with Mountain Cable which was acquired in May 2013
•	partially offset by various cost efficiency and productivity initiatives.

Additionally, year to date Cable results in 2013 benefitted from a one-time $8 million positive adjustment to licence fees payable to match the CRTC’s billing period.

Adjusted operating profit

Adjusted operating profit was 2% lower this quarter and 3% lower year to date compared to the same periods last year, mainly the net result of the service revenue levels which were consistent and the higher operating expenses as discussed above.

Rogers Communications Inc.	10	Second Quarter 2014

BUSINESS SOLUTIONS

Financial results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except percentages)	2014	2013 [1]	% Chg	2014	2013 [1]	% Chg

Operating revenue
Next generation	$67	$52	29	$131	$96	36
Legacy	27	37	(27)	56	77	(27)
Service revenue	94	89	6	187	173	8
Equipment sales	1	1	-	2	10	(80)
Operating revenue	95	90	6	189	183	3

Operating expenses	(67)	(65)	3	(133)	(135)	(1)
Adjusted operating profit	$28	$25	12	$56	$48	17

Adjusted operating profit margin	29.5%	27.8%		29.6%	26.2%

Additions to property, plant, and equipment	$39	$31	26	$65	$46	41

1 The operating results of Blackiron are included in the Business Solutions results of operations from the date of acquisitions on April 17, 2013. Pivot Data Centres’ results are excluded from Business Solutions’ 2013 comparative results of operations as it was acquired on October 1, 2013.

Business Solutions continues to focus mainly on next generation IP-based services, and on leveraging higher margin on-net and near-net service revenue opportunities, using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier wholesale markets. Business Solutions is also focused on data centre colocation, hosting, cloud and disaster recovery services. Next generation services in the second quarter represented 71% of total service revenue. Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased from other carriers rather than owned.

Higher operating revenue

Service revenue was 6% higher this quarter and 8% higher year to date compared to the same periods last year, the net result of:

•	growth from the acquisitions of Blackiron and Pivot Data Centres in 2013
•	continuing execution of our plan to grow higher margin on-net and next generation IP-based services revenue
•

partially offset by the continuing decline in the legacy off-net voice and data business, a trend we expect to continue as we focus the business on on-net opportunities and customers move to more advanced and cost effective IP services.

Excluding data centre acquisitions, service revenue this quarter would have been 8% lower, and next generation services revenue this quarter would have been 8% higher, compared to same period last year.

Equipment sales were unchanged this quarter compared to the second quarter of 2013 and were lower year to date as the first quarter of 2013 included a non-recurring equipment sale.

Higher operating expenses this quarter

Operating expenses were 3% higher this quarter compared to the same period last year, the net result of:

•	higher on-net and next generation service costs associated with higher volumes
•	incremental expenses related to our data centre acquisitions
•	partially offset by lower legacy service costs related to the planned lower volumes and customer levels, and ongoing initiatives to improve costs and productivity.

Operating expenses were 1% lower year to date as the comparative period included cost of sales associated with a non-recurring equipment sale.

Higher adjusted operating profit

Adjusted operating profit was 12% higher this quarter and 17% higher year to date compared to the same periods last year, the net result of the contribution of the new data centres, the continued growth in higher margin on-net and next generation business, and cost efficiency and productivity improvements.

Rogers Communications Inc.	11	Second Quarter 2014

MEDIA

Financial results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except percentages)	2014	2013 [1]	% Chg	2014	2013 [1]	% Chg

Operating revenue	$475	$470	1	$842	$811	4

Operating expenses	(421)	(406)	4	(812)	(754)	8
Adjusted operating profit	$54	$64	(16)	$30	$57	(47)

Adjusted operating profit margin	11.4%	13.6%		3.6%	7.0%

Additions to property, plant and equipment	$29	$16	81	$43	$27	59

[1]	The operating results of Sportsnet 360 (formerly theScore) are included in the Media results of operations from the date of acquisition on April 30, 2013.

Higher operating revenue

Operating revenue was 1% higher this quarter and 4% higher year to date compared to the same periods last year, the net result of:

•	higher subscription revenue generated by our Sportsnet properties
•	higher revenue associated with the Toronto Blue Jays
•	higher sales at Radio, The Shopping Channel and Next Issue Canada
•	partially offset by lower advertising revenue in television and the impact of 25 fewer NHL games in 2014 resulting from the compressed season in the prior year.

Higher operating expenses

Operating expenses were 4% higher this quarter and 8% higher year to date compared to the same periods last year, the net result of investments made for:

•	higher player salaries at the Toronto Blue Jays
•	higher programming costs due to contractual rate increases and our investments to secure premium and exclusive content partially offset by savings from fewer NHL games aired in 2014
•	higher merchandise costs at The Shopping Channel driven by the increased sales
•	costs associated with the growth of Next Issue Canada which launched in late 2013
•	the ramp-up associated with the NHL licensing agreement which became effective July 1, 2014.

Lower adjusted operating profit

Adjusted operating profit was lower this quarter and year to date compared to the same periods last year, reflecting the revenue and expense changes described above.

Rogers Communications Inc.	12	Second Quarter 2014

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except percentages)	2014	2013	% Chg	2014	2013	% Chg

Additions to property, plant and equipment
Wireless	$254	$191	33	$435	$430	1
Cable	239	267	(10)	490	448	9
Business Solutions	39	31	26	65	46	41
Media	29	16	81	43	27	59
Corporate	15	20	(25)	31	38	(18)
Total additions to property, plant and equipment	$576	$525	10	$1,064	$989	8

Capital intensity [1]	17.9%	16.3%		17.1%	15.9%

1 Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Total capital spending this quarter and year to date was higher than in the same periods of 2013, as we expected, reflecting a heightened focus on deploying our capital in a way that better spreads the work more manageably throughout the year.

Wireless

Wireless capital additions in 2014 reflect LTE capacity investments, site build activity to further enhance network coverage and quality, and our continued deployment of the LTE network, which reached approximately 77% of Canada’s population at June 30, 2014.

Cable

Cable capital additions were 10% lower this quarter and 9% higher year to date compared to the same period last year, mainly due to timing of initiatives. Investments this year were made to improve the capacity of our Internet platform as well as for various network components to enhance the overall reliability and quality of the network and development costs related to next generation IP based video services. We also invested in customer premise equipment related to the continued roll out of our next generation NextBox digital set-top boxes and for the analog to digital subscriber migration.

Business Solutions

Business Solutions capital additions were higher this quarter and year to date compared to the same periods last year because we spent more on expanding customer specific networks and because of capital investments made by Blackiron and Pivot Data Centres, which we acquired last year.

Media

Media capital additions were higher this quarter and year to date compared to the same period last year due to investments made to our IT infrastructure and broadcast facilities, a portion of which was associated with a ramp up in facilities and capabilities associated with the NHL licencing agreement.

Rogers Communications Inc.	13	Second Quarter 2014

Consolidated Net Income Analysis

This section discusses the items below our adjusted operating profit line that impact consolidated net income.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	$1,313	$1,306	1	$2,474	$2,485	-
Stock-based compensation expense	(11)	(1)	n/m	(16)	(59)	(73)
Restructuring, acquisition and other expenses	(30)	(14)	114	(39)	(23)	70
Depreciation and amortization	(532)	(463)	15	(1,051)	(913)	15
Finance costs	(188)	(185)	2	(413)	(366)	13
Other income (expense)	(9)	60	(115)	1	70	(99)
Income tax expense	(138)	(171)	(19)	(244)	(309)	(21)
Net income	$405	$532	(24)	$712	$885	(20)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Stock-based compensation expense

Our net stock-based compensation expense for stock options (with stock appreciation rights), restricted share units and deferred share units is generally determined by:

•	vesting of stock options and share units
•	changes in the market price of RCI Class B shares
•

offset by the impact of certain derivative instruments that offset a portion of the price appreciation risk for our stock-based compensation program which was started in March 2013. See “Financial Risk Management” for information about Equity Derivatives.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2014	2013	2014	2013

Impact of vesting	$13	$11	$23	$21
Impact of change in price	(17)	(69)	(33)	(12)
Equity derivatives, net of interest receipt	15	59	26	50
Total stock-based compensation expense	$11	$1	$16	$59

The lower stock-based compensation expense year to date compared to the same period last year is the result of the impact of the increased market price of the RCI Class B common shares early in the prior year, which was not offset because the related Equity Derivative hedges were not yet in place for the months of January and February 2013.

In April 2014, we extended the term of the Equity Derivatives which partially hedge our stock-based compensation costs for a further year to expire in April 2015, with all other terms and conditions remaining substantially unchanged.

Restructuring, acquisition and other expenses

Restructuring, acquisition and other expenses this quarter and year to date mainly reflect costs relating to the reorganization associated with the early implementation stages of the Rogers 3.0 plan discussed above.

Rogers Communications Inc.	14	Second Quarter 2014

Higher depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	%Chg

Depreciation	$491	$426	15	$968	$844	15
Amortization	41	37	11	83	69	20
Total depreciation and amortization	$532	$463	15	$1,051	$913	15

Depreciation and amortization expense was higher this quarter and year to date compared to the same periods last year mainly because of:

•	significant recent investment and roll out of new customer premise equipment at Cable, mostly next generation NextBox digital TV set-top boxes which are amortized over three years
•	the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities
•	new property, plant and equipment and intangible assets resulting from our acquisitions in Cable, Business Solutions and Media over the past year.

Higher finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Interest on long-term debt	$197	$185	6	$385	$363	6
Interest on pension liability	1	4	(75)	3	8	(63)
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Foreign exchange (gain) loss	(4)	4	n/m	2	19	(89)
Change in fair value of derivatives	(1)	(7)	(86)	(1)	(19)	(95)
Capitalized interest	(7)	(6)	17	(13)	(12)	8
Other	2	5	(60)	8	7	14
Total finance costs	$188	$185	2	$413	$366	13

Interest on long-term debt this quarter and year to date was higher than the same periods last year, reflecting the net effect of an increase in the amount of outstanding debt offset partially by a decrease in the weighted-average interest rate on our outstanding debt. At June 30, 2014, our weighted average cost of financing, including short-term borrowings, was 5.20% (December 31, 2013 - 5.54% and June 30, 2013 - 5.64%) and our weighted average term to maturity was 11.4 years (December 31, 2013 - 10.3 years and June 30, 2013 - 9.6 years).

In the first quarter this year, we repaid or repurchased US$750 million (Cdn $834 million) of our 6.375% senior notes and US$350 million (Cdn $387 million) of our 5.50% senior notes. In conjunction with the repayment or repurchase of this debt, a $29 million loss related to certain previously terminated Debt Derivatives which was deferred in the hedging reserve until maturity of the notes was recognized in net income for the six months ended June 30, 2014. This loss relates to transactions in 2008 and 2013 where foreign exchange rates on the related Debt Derivatives were updated to then current rates.

Foreign exchange losses recognized in 2013 are mainly from the revaluation of US$350 million of senior notes due 2038, for which the associated Debt Derivatives had not been designated as hedges for accounting purposes prior to March 6, 2013. Much of this foreign exchange loss was offset by the corresponding change in the fair value of the associated Debt Derivatives of $19 million in the prior year. During 2014, all of our US dollar denominated debt was hedged for accounting purposes.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related interest.

Rogers Communications Inc.	15	Second Quarter 2014

Other income (expense)

Other income (expense) includes income and expenses related to certain investments and ventures. Other income of $60 million in the second quarter of 2013, and $70 million year to date in 2013, primarily related to a $47 million gain realized on the sale of our investment in TVtropolis.

Income tax expense and cash income taxes paid

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rate)	2014	2013	2014	2013

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Income before income taxes	$543	$703	$956	$1,194

Computed income tax expense	144	186	253	316
Non-taxable stock-based compensation	(3)	(13)	(6)	(1)
Other items	(3)	(2)	(3)	(6)
Income tax expense	$138	$171	$244	$309

Effective income tax rate	25.4%	24.3%	25.5%	25.9%

Cash income taxes paid	$112	$97	$246	$212

Our effective income tax rates for this quarter and year to date were 25.4% and 25.5%, respectively, compared to 24.3% and 25.9% for the same periods last year. The effective income tax rate differed from the statutory tax rate primarily due to non-taxable stock-based compensation.

Cash income taxes paid were higher this quarter and year to date compared to last year because of the timing of installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2014 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information”.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Net income	$ 405	$ 532	(24)	$ 712	$ 885	(20)

Basic earnings per share	$ 0.79	$ 1.03	(23)	$ 1.38	$ 1.72	(20)
Diluted earnings per share	$ 0.76	$ 0.93	(18)	$ 1.33	$ 1.69	(21)

Rogers Communications Inc.	16	Second Quarter 2014

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	$1,313	$1,306	1	$2,474	$2,485	-
Depreciation and amortization	(532)	(463)	15	(1,051)	(913)	15
Finance costs [2]	(188)	(185)	2	(384)	(366)	5
Other income (expense) [3]	(9)	13	n/m	1	23	(96)
Income tax expense [4]	(152)	(174)	(13)	(268)	(318)	(16)
Adjusted net income [1]	$432	$497	(13)	$772	$911	(15)

Adjusted basic and diluted earnings per share [1]	$0.84	$0.97	(13)	$1.50	$1.77	(15)
Adjusted diluted earnings per share [1]	$0.84	$0.96	(13)	$1.49	$1.76	(15)

1 Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs excludes $29 million loss on repayment of long-term debt for the six months ended June 30, 2014.
[3]	Other income excludes the gain on sale of TVtropolis investment of $47 million for the three and six months ended June 30, 2013.
[4]	Income tax expense excludes $14 million recovery (2013 - $3 million recovery) for the three months ended June 30, 2014 and $24 million recovery (2013 - $9 million recovery) for the six months ended June 30, 2014 related to income tax impact for adjusted items

The following table shows the reconciliation of net income to adjusted net income.

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Net income	$405	$532	(24)	$712	$885	(20)
Stock-based compensation expense	11	1	n/m	16	59	(73)
Restructuring, acquisition and other expenses	30	14	114	39	23	70
Gain on sale of TVtropolis	-	(47)	n/m	-	(47)	n/m
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Income tax impact of above items	(14)	(11)	27	(24)	(17)	41
Income tax adjustment, legislative tax change	-	8	n/m	-	8	n/m
Adjusted net income [1]	$432	$497	(13)	$772	$911	(15)

[1]

Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	17	Second Quarter 2014

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

CASH FROM OPERATIONS
Net income for the period	$405	$532	(24)	$712	$885	(20)
Depreciation and amortization	532	463	15	1,051	913	15
Finance costs	188	185	2	413	366	13
Income tax expense	138	171	(19)	244	309	(21)
Gain on sale of TVtropolis	-	(47)	n/m	-	(47)	n/m
Other	58	(11)	n/m	(12)	56	n/m
Cash provided by operations before changes in non-cash operating items	1,321	1,293	2	2,408	2,482	(3)
Change in non-cash operating working capital items	144	(10)	n/m	(165)	(57)	189
	1,465	1,283	14	2,243	2,425	(8)
Income taxes paid	(112)	(97)	15	(246)	(212)	16
Interest paid	(151)	(125)	21	(387)	(347)	12

Cash provided by operating activities	1,202	1,061	13	1,610	1,866	(14)

CASH USED IN INVESTING
Additions to property, plant and equipment	(576)	(525)	10	(1,064)	(989)	8
Change in non-cash working capital items related to property, plant and equipment	(72)	(83)	(13)	(89)	(135)	(34)
Acquisitions and strategic initiatives	(2,643)	(541)	n/m	(3,301)	(841)	n/m
Other	(3)	(13)	(77)	(13)	8	n/m

Cash used in investing activities	(3,294)	(1,162)	183	(4,467)	(1,957)	128

CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	497	-	n/m	2,555	1,030	148
Repayment of long-term debt and net settlement of derivatives on termination	(500)	(462)	8	(1,689)	(477)	n/m
Proceeds on short-term borrowings	158	250	(37)	158	650	(76)
Dividends paid	(235)	(246)	(4)	(459)	(450)	2

Cash (used in) provided by financing activities	(80)	(458)	(83)	565	753	(25)

Increase (decrease) in cash and cash equivalents	$(2,172)	$(559)	n/m	$(2,292)	$662	n/m

Cash and cash equivalents, end of period	$9	$875	n/m	$9	$875	n/m

Operating activities

Cash provided by operating activities was 13% higher this quarter and 14% lower year to date compared to the same periods last year. The change this quarter was the net effect of:

•	a 2% increase in cash from operations before changes in non-cash operating items
•	net funding provided by non-cash working capital;

offset by:

•	higher cash income tax payments due to timing
•	higher interest payments on long-term debt because of changes in our debt outstanding and when the corresponding interest is due.

Cash from operations year to date was also negatively impacted as we accelerated the payment of approximately $80 million of pension contributions in the first quarter of 2014, and from a higher net investment in working capital due to lower accounts payable in the first quarter of 2014.

Investing activities

Property, plant and equipment

We spent $576 million this quarter and $1,064 million year to date on property, plant and equipment additions before changes in non-cash working capital items which was higher than the comparative periods of 2013. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

We made the final payment of $2.6 billion this quarter related to the acquisition of 700 MHz spectrum licences for a total purchase price year to date of $3.3 billion. Expenditures in 2013 were for our strategic transactions with Shaw, Blackiron and Sportsnet 360.

Rogers Communications Inc.	18	Second Quarter 2014

Financing activities

Bank credit facility and letter of credit facility

In April 2014, we borrowed $500 million under our bank credit facility to partly fund our 700 MHz spectrum acquisition, which was subsequently repaid in the quarter. Effective April 16, 2014, we increased the amount available under our bank credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility to July 2019. Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit issued in relation to the recently completed spectrum auction and the corresponding letter of credit facility was permanently cancelled.

At June 30, 2014, we had a total of $2.6 billion of bank credit facility and letter of credit facilities. Each of the facilities is unsecured and guaranteed by Rogers Communications Partnership and ranks equally with all of our senior notes and debentures. As at June 30, 2014, there was approximately $0.1 billion utilized under these facilities primarily for outstanding letters of credit.

Accounts receivable securitization program

This quarter, we received additional funding of $196 million and repaid $38 million of outstanding funding under our accounts receivable securitization program. At June 30, 2014, a total of $808 million was outstanding under the program, which is committed to fund up to a maximum of $900 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

Senior note issuances

On March 10, 2014, we issued $1.25 billion and US$750 million ($816 million) of senior notes for total net proceeds of approximately $2.1 billion after deducting the original issue discount, agents’ fees and other related expenses. See “Financial Risk Management” for related hedging information. The notes issued consisted of the following:

•	$250 million floating rate senior notes due 2017
•	$400 million 2.8% senior notes due 2019
•	$600 million 4.0% senior notes due 2024
•	US$750 million 5.0% senior notes due 2044.

On March 7, 2013, we issued US$1 billion of senior notes for total net proceeds of approximately US$985 million (Cdn $1,015 million). The notes consisted of the following:

•	US$500 million of 3.0% senior notes due 2023
•	US$500 million of 4.5% senior notes due 2043.

All the Notes issued are guaranteed by RCP and rank equally with all of our other senior unsecured notes and debentures and bank and letter of credit facilities.

Senior notes repayments and redemptions and settlement of related derivatives

During the first quarter of 2014, we repaid or repurchased all of the US$750 million 6.375% senior notes due 2014 and the US$350 million 5.50% senior notes due 2014 and terminated the related US$1.1 billion of Debt Derivatives at maturity.

During the second quarter of 2013, we repaid or repurchased all of the US$350 million 6.25% Senior Notes due June 2013 and terminated the related $350 million Debt Derivatives at maturity.

Dividends

In February 2014, the Board approved a dividend increase to an annualized dividend rate of $1.83 per Class A Voting share and Class B Non-Voting share, to be paid in quarterly amounts of $0.4575. In February 2013 the Board increased the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting per share.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224
August 15, 2013	September 13, 2013	October 2, 2013	$0.435	$224
October 23, 2013	December 13, 2013	January 2, 2014	$0.435	$224

February 12. 2014	March 14, 2014	April 4, 2014	$0.4575	$235
April 22, 2014	June 13, 2014	July 2, 2014	$0.4575	$235

Rogers Communications Inc.	19	Second Quarter 2014

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy, and when we buy them, under the normal course issuer bid, if any, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

We did not buy any shares for cancellation in the first or second quarters of 2014. In the second quarter of 2013, 546,674 Class B Non-Voting shares were purchased through the facilities of the TSX for cancellation under the NCIB for a purchase price of $22 million.

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit	$1,313	$1,306	1	$2,474	$2,485	-
Property, plant and equipment expenditures	(576)	(525)	10	(1,064)	(989)	8
Interest on long-term debt, net of capitalization	(189)	(179)	6	(372)	(351)	6
Cash income taxes	(112)	(97)	15	(246)	(212)	16
Free cash flow [1]	$436	$505	(14)	$792	$933	(15)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not a defined term under IFRS, and do not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Free cash flow was down 14% this quarter and 15% year to date compared to the same periods last year due to higher property, plant and equipment expenditures, interest on our long-term debt (net of capitalization) and cash income taxes.

Rogers Communications Inc.	20	Second Quarter 2014

Financial Condition

We had approximately $2.6 billion of available liquidity at June 30, 2014 (June 30, 2013 - $3.1 billion), which includes:

•	$2.5 billion available under our bank credit facility, and
•	$0.1 billion in funding available under the $0.9 billion accounts receivable securitization program.

In addition to the sources of available liquidity noted above, we held $960 million of marketable securities in publicly traded companies at June 30, 2014.

Our weighted average interest rate declined to 5.20% at June 30, 2014 (December 31, 2013 - 5.54%, June 30, 2013 - 5.64%) and our weighted average term to maturity increased to 11.4 years (December 31, 2013 - 10.3 years, June 30, 2013 - 9.6 years). This continued reduction in our weighted average interest rate and increased weighted average term to maturity reflects the combined effects of:

•	establishment and utilization of our securitization program
•	extension and use of the bank credit facility
•	the public debt issuances completed in March and October 2013 and March 2014, at historically low interest rates for Rogers and long-term maturities ranging up to 30 years
•	the scheduled repayments and repurchases of relatively more expensive debt made in June 2013 and March 2014.

As at June 30, 2014, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the prior quarter, being:

•	Moody’s Ratings Services Baa1 with a stable outlook (affirmed in February 2014).
•	Standard and Poor’s Ratings Services BBB+ with a stable outlook (affirmed in February 2014)
•	Fitch Ratings BBB+ with a negative outlook (affirmed in February 2014 with negative outlook, revised from stable)

Financial Risk Management

Debt Derivatives

We use cross currency interest exchange agreements to hedge the foreign exchange risk on the principal and interest obligations of our US dollar-denominated long-term debt (Debt Derivatives).

Debt Derivatives issued to hedge new senior notes during the six months ended June 30, 2014

(In millions of dollars, except percentages)		US$		Hedging effect
Effective date	US$ Principal/ notional amount	Maturity date	Coupon rate	Fixed hedged Cdn.$ interest rate [1]	Cdn$ equivalent
March 10, 2014	US $750	2044	5.00%	4.99%	$832

[1]	Converting from a fixed US coupon rate to a weighted average Cdn fixed rate.

At June 30, 2014, we had US$6.0 billion US dollar-denominated senior notes and debentures, all of which had been hedged using Debt Derivatives.

Matured Debt Derivatives during the six months ended June 30, 2014

(In millions of dollars) Maturity date	Notional amount	Net cash settlement (proceeds)
March 1, 2014	US $750	($61)
March 15, 2014	US $350	$26

Rogers Communications Inc.	21	Second Quarter 2014

Expenditure Derivatives

We use foreign currency forward contracts (Expenditure Derivatives) to hedge the foreign exchange risk on certain forecasted US dollar expenditures.

Expenditure Derivatives entered into during the six months ended June 30, 2014

(In millions of dollars)				Fixed
Notional		Notional	Exchange	Canadian
Trade date	Maturity dates	amount	Rate	equivalent
February 2014	January 2015 to April 2015	US $200	$1.11	$222
May 2014	May 2015 to December 2015	US $232	$1.10	$254
June 2014	January 2015 to December 2015	US $288	$1.09	$314
		US $720	$1.10	$790

At June 30, 2014, we had US$1,170 million of Expenditure Derivatives outstanding with terms to maturity ranging from July 2014 to December 2015 at an average rate of $1.07/US$, all of which have been designated as hedges for accounting purposes.

We settled Expenditure Derivatives of US $225 million for Cdn $229 million and US $450 million for Cdn $458 million in the three and six months ended June 30, 2014, respectively, at an average rate of $1.02/US$.

Equity Derivatives

We use stock-based compensation derivatives (Equity Derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs.

As at June 30, 2014, we had Equity Derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs. In April 2014, we executed extension agreements for each of our Equity Derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2015 (from April 2014).

Mark-to-market value of derivatives

We record our Derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	June 30, 2014
(In millions of dollars, except exchange rates)	US$ notional	Exchange rate	Cdn$ notional	Fair value
Debt Derivatives accounted for as cash flow hedges
As assets	$4,475	1.03	$4,605	$191
As liabilities	1,555	1.10	1,708	(81)

Net mark-to-market asset Debt Derivatives	6,030	1.05	6,313	110

Equity Derivative not accounted for as hedges:
As liabilities				(43)

Expenditure Derivatives accounted for as cash flow hedges;
As assets	450	1.03	465	16
As liabilities	720	1.10	790	(15)
	1,170	1.07	1,255	1

Net mark-to-market asset				$68

Rogers Communications Inc.	22	Second Quarter 2014

Adjusted net debt

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. Adjusted net debt includes long-term debt, net Debt Derivatives assets or liabilities, short-term borrowings and cash and cash equivalents.

(In millions of dollars)	June 30, 2014	June 30, 2013

Long-term debt [1,2]	$14,335	$11,783
Net Debt Derivatives (assets) liabilities [2]	(110)	211
Short-term borrowings	808	650
Cash and cash equivalents	(9)	(875)
Adjusted net debt [3]	$15,024	$11,769

[1]	Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts.
[2]	Includes current and long-term portions.
[3]

Adjusted net debt is a non-GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition to the cash and cash equivalents at June 30, 2014 noted above, we held $960 million of marketable securities in publicly traded companies at June 30, 2014.

Outstanding common shares

	June 30, 2014	June 30, 2013

Common shares [1]
Class A Voting	112,462,000	112,462,014
Class B Non-Voting	402,281,178	402,287,022

Total common shares	514,743,178	514,749,036

Options to purchase Class B Non-Voting shares
Outstanding options	6,122,759	7,095,903
Outstanding options exercisable	3,667,759	4,668,375

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Commitments and contractual obligations

See our 2013 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 18, 20 and 27 of our 2013 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2013 Annual MD&A, since December 31, 2013.

Rogers Communications Inc.	23	Second Quarter 2014

Regulatory Developments

Please see our 2013 Annual MD&A for a discussion of the significant regulations that affected our operations as of February 12, 2014. The following is a list of the significant regulatory developments since that time.

Legislation regarding wholesale domestic wireless roaming rates

In December 2013, the federal government announced that it intended to enact legislation that would cap wholesale domestic wireless roaming rates at rates no higher than the rates carriers charge their own retail customers. On March 28, 2014, the federal government tabled its proposed legislation to set the maximum wireless domestic roaming rates carriers can charge to one another. The proposed formula the government will use to determine the maximum roaming rates carriers can charge is their revenue from the service divided by the usage of the service in the preceding year. For voice calls, this means the incumbent carrier’s total revenue for incoming and outgoing voice calls, divided by the number of minutes used, in the previous year. For data, it is revenues divided by megabytes, and for text messaging, it is revenues divided by the total number of ingoing and outgoing domestic-only text messages. The proposed legislation was passed into law and came into immediate effect on June 19, 2014. The legislation also provides the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC is conducting a review into wireless roaming rates, including a public hearing in September 2014.

700 MHz spectrum auction

Industry Canada’s 700 MHz commercial wireless spectrum auction began on January 14, 2014, and ended on February 13, 2014. Results were announced publicly on February 19, 2014. Ten companies participated in the auction, and 97 of 98 licences were awarded to 8 of those participants, with total proceeds of the auction of $5.27 billion. Rogers acquired 22 licences across Canada at a cost of $3.3 billion. After making payment for the licences and passing the required Canadian Ownership and Control review, Rogers took possession of these 20-year licences on April 3, 2014 and began to deploy the spectrum during the second quarter.

AWS-3 Spectrum Auction

On July 7, 2014, Industry Canada announced that AWS-3 wireless spectrum will be auctioned in 2015 and before the 2500 MHz auction that is currently set to start on April 14, 2015. AWS-3 spectrum comprises the 1755-1780 MHz and 2155-2180 MHz bands. 30 MHz of the 50 MHz of paired spectrum to be auctioned will be reserved for “operating new entrants”. Wireless carriers with less than 10 percent national and 20 percent provincial/territorial wireless subscriber market share will be eligible to bid on the set-aside spectrum in licence areas where they are then providing service. A public consultation will be held this summer to determine whether licenses should include deployment requirements of five or ten years and whether a simplified and accelerated auction process, using a sealed-bid format, would be the best approach.

Canadian Anti-Spam Legislation

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014 with the exception of those sections of the Act related to the unsolicited installation of computer programs or software which will come into force on January 15, 2015. The Company is in compliance with this new legislation.

Rogers Communications Inc.	24	Second Quarter 2014

Updates to Risks and Uncertainties

Please see our 2013 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as of February 12, 2014 and should be reviewed in conjunction with this interim quarterly MD&A. There have been the following significant developments since that date that may contribute to these risks and uncertainties:

Litigation update

System Access Fee – Saskatchewan

•

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan) with various motions and appeals by the parties as described in our 2013 Annual MD&A. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application.

System Access Fee – British Columbia

•

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application.

We have not recorded a liability for the above contingencies. The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Rogers Communications Inc.	25	Second Quarter 2014

Critical Accounting Policies and Estimates

Please see our 2013 Annual MD&A, and our 2013 Annual Audited Consolidated Financial Statements and Notes, for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates year to date.

New accounting standards adopted

We were required to adopt amendments to the following standards on or after January 1, 2014. Adopting these standards had no impact on our consolidated financial statements:

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

Recent accounting pronouncements not yet effective

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers except leases, financial instruments and insurance contracts. The standard is effective for annual periods beginning on or after January 1, 2017 with retroactive application.

•

IFRS 9, Financial Instruments (IFRS 9) – In February 2014, the IASB decided that the previous mandatory effective date of January 1, 2015, would not allow sufficient time for entities to prepare to apply the new standard because of the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, IASB tentatively decided that the new date should be January 1, 2018, when the entire IFRS 9 project is complete.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

•

Amendments to IAS 38, Intangible Assets and IAS 16, Property, Plant and Equipment – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

We are assessing the impact of these standards and amendments on our consolidated financial statements.

We have not yet adopted certain additional accounting standards, interpretations and amendments that were previously issued but are not yet effective. See our 2013 Annual MD&A and our 2013 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

In certain instances, we have entered into business transactions with companies whose partners or senior officers are directors of Rogers, including the chairman and chief executive officer of a firm that is paid commissions for insurance coverage, the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services, and the chairman of a company that provides printing services. We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg
Printing, legal services and commissions paid on premiums for insurance coverage	$10	$12	(17)	$20	$21	(5)

We have also entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid in the three and six months ended June 30, 2014 and June 30, 2013 were less than $1 million.

Controls and procedures

There have been no changes in our internal controls over financial reporting during the second quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Rogers Communications Inc.	26	Second Quarter 2014

Seasonality

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. That means our results in one quarter are not a good indication of how we will perform in a future quarter.

Each of Wireless, Cable, Business Solutions and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting our business segments, please refer to our 2013 Annual MD&A.

Financial Guidance

We have no changes to the 2014 annual consolidated guidance ranges for adjusted operating profit, additions to property, plant and equipment, and free cash flow that we provided on February 12, 2014. See the sections entitled “About Forward-Looking Information” in this MD&A and in our 2013 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2013 Annual MD&A, and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	subscriber counts
•	subscriber churn
•	average revenue per user
•	capital intensity.

Rogers Communications Inc.	27	Second Quarter 2014

Non-GAAP Measures

We use the following Non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. These measures are also used by investors, lending institutions and credit rating agencies as an indicator of our operating performance and our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have a standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit or loss and related margin	•	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

Net income

add back

income tax expense, other income (expense), finance costs, depreciation and amortization, impairment of assets, stock-based compensation expense and restructuring, acquisition and other expenses.

Net income
	•	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	•	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	•

To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

Net income from continuing operations

add back

stock-based compensation expense, restructuring, acquisition and other expenses, impairment of assets, gain on sale of investment, loss on repayment of long-term debt, and income tax adjustments on these items including adjustments due to legislative change.

Net income Earnings per share
	•	Excluding these items does not imply they are non-recurring.
Free cash flow	•	An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.	Adjusted operating profit minus spending on property, plant and equipment, interest on long-term debt net of interest capitalized, and cash income taxes.	Cash flows from operating activities
	•	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	•	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt plus current portion of long-term debt, deferred transaction costs, net Debt Derivative assets or liabilities, and short-term borrowings minus cash and cash equivalents.	Long-term debt
	•	We believe this helps investors and analysts analyze our enterprise and equity value and assess various leverage ratios as performance measures.

Rogers Communications Inc.	28	Second Quarter 2014

Reconciliation of Adjusted Operating Profit

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2014	2013	2014	2013

Net income	$405	$532	$712	$885
Add (deduct):
Income tax expense	138	171	244	309
Other (income) expense	9	(60)	(1)	(70)
Finance costs	188	185	413	366
Depreciation and amortization	532	463	1,051	913
Stock-based compensation expense	11	1	16	59
Restructuring, acquisition and other expenses	30	14	39	23
Adjusted operating profit	$1,313	$1,306	$2,474	$2,485
Reconciliation of Adjusted Net Income
	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2014	2013	2014	2013

Net income	$405	$532	$712	$885
Add (deduct):
Stock-based compensation expense	11	1	16	59
Restructuring, acquisition and other expenses	30	14	39	23
Loss on repayment of long-term debt	-	-	29	-
Gain on sale of TVtropolis	-	(47)	-	(47)
Income tax impact of above items	(14)	(11)	(24)	(17)
Income tax adjustment, legislative tax change	-	8	-	8
Adjusted net income	$432	$497	$772	$911
Reconciliation of Free Cash Flow
	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2014	2013	2014	2013

Cash provided by operating activities	$1,202	$1,061	$1,610	$1,866
Add (deduct):
Property, plant and equipment expenditures	(576)	(525)	(1,064)	(989)
Interest on long-term debt expense, net of capitalization	(189)	(179)	(372)	(351)
Restructuring, acquisition and other expenses	30	14	39	23
Interest paid	151	125	387	347
Change in non-cash working capital	(144)	10	165	57
Other adjustments	(38)	(1)	27	(20)
Free cash flow	$436	$505	$792	$933
Reconciliation of Adjusted Net Debt

(In millions of dollars)	June 30, 2014	June 30, 2013

Long-term debt	$13,335	$10,547
Current portion of long-term debt	886	1,157
Deferred transaction costs	114	79
	14,335	11,783
Add (deduct):
Net Debt Derivatives (assets) liabilities	(110)	211
Short-term borrowings	808	650
Cash and cash equivalents	(9)	(875)
Adjusted net debt	$15,024	$11,769

See “Financial Condition” for more information on adjusted net debt.

Rogers Communications Inc.	29	Second Quarter 2014

How we Calculate Adjusted Earnings Per Share

(In millions of dollars, except per share amounts;	Three months ended June 30		Six months ended June 30
number of shares outstanding in millions)	2014	2013	2014	2013
Adjusted basic earnings per share:
Adjusted net income	$432	$497	$772	$911
Divided by: weighted average number of shares outstanding	515	515	515	515
Adjusted basic earnings per share	$0.84	$0.97	$1.50	$1.77

Adjusted diluted earnings per share:
Adjusted net income	$432	$497	$772	$911
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Adjusted diluted earnings per share	$0.84	$0.96	$1.49	$1.76

Basic earnings per share:
Net income	$405	$532	$712	$885
Divided by: weighted average number of shares outstanding	515	515	515	515
Basic earnings per share	$0.79	$1.03	$1.38	$1.72

Diluted earnings per share:
Net income	$405	$532	$712	$885
Effect on net income of dilutive securities	(11)	(50)	(23)	(7)
Diluted net income	$394	$482	$689	$878
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Diluted earnings per share	$0.76	$0.93	$1.33	$1.69

Rogers Communications Inc.	30	Second Quarter 2014

Other Information

Consolidated financial results – quarterly summary

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2013 Annual Report for a discussion of the seasonal aspects of our business.

The table below shows our consolidated results for the past eight quarters.

	2014		2013				2012
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Wireless	$1,800	$1,727	$1,851	$1,846	$1,813	$1,760	$1,920	$1,889
Cable	872	860	871	873	870	861	852	838
Business Solutions	95	94	98	93	90	93	88	86
Media	475	367	453	440	470	341	434	392
Corporate items and intercompany eliminations	(30)	(28)	(30)	(28)	(31)	(28)	(33)	(29)
Total operating revenue	3,212	3,020	3,243	3,224	3,212	3,027	3,261	3,176

Adjusted operating profit (loss)
Wireless	843	790	696	875	821	765	687	843
Cable	423	409	433	425	431	429	421	403
Business Solutions	28	28	29	29	25	23	27	22
Media	54	(24)	49	55	64	(7)	75	50
Corporate items and intercompany eliminations	(35)	(42)	(40)	(43)	(35)	(31)	(34)	(30)
Adjusted operating profit [1]	1,313	1,161	1,167	1,341	1,306	1,179	1,176	1,288
Stock-based compensation expense	(11)	(5)	(18)	(7)	(1)	(58)	(57)	(26)
Restructuring, acquisition and other expenses	(30)	(9)	(24)	(38)	(14)	(9)	(10)	(7)
Depreciation and amortization	(532)	(519)	(508)	(477)	(463)	(450)	(453)	(437)
Impairment of assets	-	-	-	-	-	-	(80)	-
Finance costs	(188)	(225)	(196)	(180)	(185)	(181)	(183)	(169)
Other income (expense)	(9)	10	14	(3)	60	10	241	(6)
Net income before income taxes	543	413	435	636	703	491	634	643
Income tax expense	(138)	(106)	(115)	(172)	(171)	(138)	(112)	(177)
Net income	$405	$307	$320	$464	$532	$353	$522	$466

Earnings per share:
Basic	$0.79	$0.60	$0.62	$0.90	$1.03	$0.69	$1.01	$0.90
Diluted	$0.76	$0.57	$0.62	$0.90	$0.93	$0.68	$1.01	$0.90

Net income	405	$307	$320	$464	$532	$353	$522	$466
Add (deduct):
Stock-based compensation expense	11	5	18	7	1	58	57	26
Restructuring, acquisition and other expenses	30	9	24	38	14	9	10	7
Loss on repayment of long-term debt	-	29	-	-	-	-	-	-
Impairment of assets	-	-	-	-	-	-	80	-
Gain on sale of TVtropolis	-	-	-	-	(47)	-	-	-
Gain on spectrum distribution	-	-	-	-	-	-	(233)	-
Income tax impact of above items	(14)	(10)	(5)	(8)	(11)	(6)	12	(4)
Income tax adjustment, legislative tax change	-	-	-	-	8	-	-	-
Adjusted net income [1]	$432	$340	$357	$501	$497	$414	$448	$495

Adjusted earnings per share [1]:
Basic	$0.84	$0.66	$0.69	$0.97	$0.97	$0.80	$0.87	$0.96
Diluted	$0.84	$0.66	$0.69	$0.97	$0.96	$0.80	$0.86	$0.96

Additions to property, plant, and equipment	$576	$488	$703	$548	$525	$464	$707	$528
Free cash flow [1]	$436	$356	$109	$506	$505	$428	$39	$561
Cash provided by operating activities	$1,202	$408	$1,072	$1,052	$1,061	$805	$668	$1,146

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	31	Second Quarter 2014

Long-term debt guarantor

As at June 30, 2014, our outstanding public debt, $2.6 billion bank credit and letter of credit facilities and Derivatives are unsecured obligations of RCI, as obligor, and Rogers Communications Partnership (RCP), as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended June 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Selected Statement of Income data measure:
Revenue	$5	$3	$2,722	$2,750	$517	$499	$(32)	$(40)	$3,212	$3,212
Net income (loss)	405	532	715	816	(91)	257	(624)	(1,073)	405	532

Six months ended June 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Selected Statement of Income data measures:
Revenue	$10	$5	$5,363	$5,461	$924	$850	$(65)	$(77)	$6,232	$6,239
Net income (loss)	712	885	1,419	1,581	(208)	432	(1,211)	(2,013)	712	885

As at period end (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Selected Balance Sheet data measures:
Current assets	$17,992	$16,592	$12,281	$11,035	$2,934	$3,594	$(31,222)	$(26,900)	$1,985	$4,321
Non-current assets	21,723	19,464	16,108	12,731	23,072	21,678	(38,115)	(34,593)	22,788	19,280
Current liabilities	16,134	14,853	6,291	3,014	14,811	15,269	(32,868)	(28,530)	4,368	4,606
Non-current liabilities	14,966	13,018	220	293	1,146	1,186	(1,049)	(171)	15,283	14,326

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	32	Second Quarter 2014

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect

•	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

• revenue • adjusted operating profit • property, plant and equipment expenditures • cash income tax payments • free cash flow • dividend payments

•      expected growth in subscribers and the services they subscribe to

•      the cost of acquiring subscribers and deployment of new services

•      continued cost reductions and efficiency improvements

•      the growth of new products and services

•      all other statements that are not historical facts.

We base our conclusions, forecasts and projections on the following factors, among others:

•      general economic and industry growth rates

•      currency exchange rates

•      product pricing levels and competitive intensity

•      subscriber growth

•      pricing, usage and churn rates

•      changes in government regulation

• technology deployment • availability of devices • timing of new product launches • content and equipment costs • the integration of acquisitions • industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:

•      new interpretations and new accounting standards from accounting standards bodies

•      economic conditions

•      technological change

•      the integration of acquisitions

•      unanticipated changes in content or equipment costs

•      changing conditions in the entertainment, information and communications industries

•      regulatory changes

•      litigation and tax matters

•      the level of competitive intensity

•      the emergence of new opportunities.

These factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Rogers Communications Inc.	33	Second Quarter 2014

Before you make an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments”, and also fully review the sections “Regulation in Our Industry” and “Governance and Risk Management” in our 2013 Annual MD&A. Our 2013 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors. Information in or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The second quarter 2014 results teleconference will be held on:

•	July 24, 2014
•	8:30 a.m. Eastern Time
•	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time Rogers management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us, including our Annual Information Form on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced above is not part of or incorporated into this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	34	Second Quarter 2014

Rogers Communications Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2014 and 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Operating revenue		$3,212	$3,212	$6,232	$6,239

Operating costs	4	1,910	1,907	3,774	3,813
Restructuring, acquisition and other expenses	7	30	14	39	23
Depreciation and amortization		532	463	1,051	913
Finance costs	5	188	185	413	366
Other expense (income)		9	(60)	(1)	(70)

Income before income taxes		543	703	956	1,194

Income tax expense		138	171	244	309

Net income for the period		$405	$532	$712	$885

Earnings per share
Basic	10	$0.79	$1.03	$1.38	$1.72
Diluted	10	$0.76	$0.93	$1.33	$1.69

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Net income for the period		$405	$532	$712	$885

Other comprehensive income:

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value		51	(19)	190	115
Related income tax recovery (expense)		(7)	1	(25)	(13)

		44	(18)	165	102

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments		(244)	193	92	187
Reclassification to net income for foreign exchange loss (gain) on long-term debt		232	(175)	(38)	(238)
Reclassification to net income for loss on repayment of long-term debt	12	–	–	29	–
Reclassification to net income for foreign exchange gain on expenditures		(16)	(3)	(34)	(5)
Reclassification to net income for accrued interest		–	14	–	27
Related income tax recovery (expense)		19	(13)	(2)	(4)

		(9)	16	47	(33)

Other comprehensive income (loss) for the period		35	(2)	212	69

Comprehensive income for the period		$440	$530	$924	$954

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	June 30 2014	December 31 2013

Assets

Current assets:
Cash and cash equivalents		$9	$2,301
Accounts receivable		1,396	1,509
Other current assets		542	438
Current portion of derivative instruments	13	38	73

Total current assets		1,985	4,321

Property, plant and equipment		10,354	10,255
Goodwill	6	3,759	3,751
Intangible assets	6, 9	6,455	3,211
Investments	8	1,667	1,487
Derivative instruments	13	169	148
Other long-term assets		346	397
Deferred tax assets		38	31

Total assets		$24,773	$23,601

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	11	$808	$650
Accounts payable and accrued liabilities		2,034	2,344
Income tax payable		137	22
Current portion of provisions		6	7
Current portion of long-term debt	12	886	1,170
Current portion of derivative instruments	13	93	63
Unearned revenue		404	350

Total current liabilities		4,368	4,606

Provisions		37	40
Long-term debt	12	13,335	12,173
Derivative instruments	13	46	83
Other long-term liabilities		246	328
Deferred tax liabilities		1,619	1,702

Total liabilities		19,651	18,932

Shareholders’ equity	14	5,122	4,669

Total liabilities and shareholders’ equity		$24,773	$23,601

Contingent liabilities	17

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
Six months ended June 30, 2014	Amount	Number of shares	Amount	Number of shares	Retained earnings		assets reserve	Hedging reserve	shareholders’ equity

		(000s)		(000s)
Balances, December 31, 2013	$ 72	112,462	$ 401	402,281	$ 3,896		$ 401	$ (101)	$ 4,669

Net income for the period	–	–	–	–	712		–	–	712

Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–		165	–	165
Derivative instruments, net of tax	–	–	–	–	–		–	47	47

Total other comprehensive income	–	–	–	–	–		165	47	212

Comprehensive income for the period	–	–	–	–	712		165	47	924

Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	(471)		–	–	(471)

Balances, June 30, 2014	$ 72	112,462	$ 401	402,281	$ 4,137		$ 566	$ (54)	$ 5,122

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
Six months ended June 30, 2013	Amount	Number of shares	Amount	Number of shares	Retained earnings		assets reserve	Hedging reserve	shareholders’ equity

		(000s)		(000s)
Balances, December 31, 2012	$ 72	112,462	$ 397	402,788	$ 3,046		$ 243	$ 10	$ 3,768

Net income for the period	–	–	–	–	885		–	–	885

Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–		102	–	102
Derivative instruments, net of tax	–	–	–	–	–		–	(33)	(33)

Total other comprehensive income	–	–	–	–	–		102	(33)	69

Comprehensive income for the period	–	–	–	–	885		102	(33)	954

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(1)	(547)	(21)		–	–	(22)
Dividends declared	–	–	–	–	(448)		–	–	(448)
Shares issued on exercise of stock options	–	–	2	46		–	–	–	2

Total transactions with shareholders	–	–	1	(501)	(469)		–	–	(468)

Balances, June 30, 2013	$ 72	112,462	$ 398	402,287	$ 3,462		$ 345	$ (23)	$ 4,254

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Cash provided by (used in):

Operating activities:
Net income for the period		$ 405	$ 532	$ 712	$ 885
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		532	463	1,051	913
Gain on sale of investment		–	(47)	–	(47)
Program rights amortization		16	11	32	24
Finance costs	5	188	185	413	366
Income tax expense		138	171	244	309
Pension contributions, net of expense		18	(14)	(67)	(17)
Stock-based compensation expense	15	11	1	16	59
Other		13	(9)	7	(10)

		1,321	1,293	2,408	2,482
Change in non-cash operating working capital items		144	(10)	(165)	(57)

		1,465	1,283	2,243	2,425
Income taxes paid		(112)	(97)	(246)	(212)
Interest paid		(151)	(125)	(387)	(347)

Cash provided by operating activities		1,202	1,061	1,610	1,866

Investing activities:
Additions to property, plant and equipment		(576)	(525)	(1,064)	(989)
Change in non-cash working capital items related to property, plant and equipment		(72)	(83)	(89)	(135)
Acquisitions and other strategic transactions	9	(2,643)	(541)	(3,301)	(841)
Proceeds on sale of TVtropolis		–	–	–	59
Additions to program rights		(15)	(12)	(22)	(26)
Other		12	(1)	9	(25)

Cash used in investing activities		(3,294)	(1,162)	(4,467)	(1,957)

Rogers Communications Inc.	5	Second Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Financing activities:
Issuance of long-term debt	12	500	–	2,582	1,030
Repayment of long-term debt	12	(500)	(356)	(1,721)	(356)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts		–	(766)	(2,115)	(766)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts		–	662	2,150	662
Transaction costs incurred	12	(3)	(2)	(30)	(17)
Repurchase of Class B Non-Voting shares	14	–	(22)	–	(22)
Proceeds received on short-term borrowings	11	196	250	196	650
Repayment of short-term borrowings	11	(38)	–	(38)	–
Dividends paid		(235)	(224)	(459)	(428)

Cash provided by (used in) financing activities		(80)	(458)	565	753

Change in cash and cash equivalents		(2,172)	(559)	(2,292)	662

Cash and cash equivalents, beginning of period		2,181	1,434	2,301	213

Cash and cash equivalents, end of period		$9	$875	$9	$875

The change in non-cash operating working capital items is as follows:
Accounts receivable		$(85)	$(23)	$114	$150
Other current assets		(4)	(73)	(104)	(118)
Accounts payable and accrued liabilities		232	98	(229)	(85)
Unearned revenue		1	(12)	54	(4)

		$144	$(10)	$(165)	$(57)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances. As at June 30, 2014 and 2013, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2014

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

NOTE 1: NATURE OF BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media group. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

Statement of compliance

We prepared our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2014 (second quarter 2014 interim financial statements), in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013 (2013 financial statements), with the exception of those new accounting policies that were adopted on January 1, 2014 as more fully described in note 2 below. These second quarter 2014 interim financial statements were approved by the Audit Committee on July 23, 2014.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The notes presented in these second quarter 2014 interim financial statements include only significant changes and transactions occurring since December 31, 2013, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These second quarter 2014 interim financial statements should be read in conjunction with the 2013 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

New accounting standards

We adopted the following new accounting standards and amendments which are effective for our interim and annual consolidated financial statements commencing January 1, 2014.

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

The accounting pronouncements we adopted on January 1, 2014 had no impact on our financial results.

Rogers Communications Inc.	7	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Recent accounting pronouncements

The IASB issued the following new standards and amendments to existing standards:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers except leases, financial instruments and insurance contracts. The standard is effective for annual periods beginning on or after January 1, 2017 with retroactive application.

•

IFRS 9, Financial Instruments (IFRS 9) – In February 2014, the IASB decided that the previous mandatory effective date of January 1, 2015, would not allow sufficient time for entities to prepare to apply the new standard because of the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, IASB tentatively decided that the new date should be January 1, 2018, when the entire IFRS 9 project is complete.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

•

Amendments to IAS 38, Intangible Assets and IAS 16, Property, Plant and Equipment – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

We are assessing the impact of these standards and amendments on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as a key measure of performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before restructuring, acquisition and other expenses, stock-based compensation expense, depreciation and amortization, finance costs, other expense (income), and income taxes.

Information by segment

Three months ended June 30, 2014	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$ 1,800	$ 872	$ 95	$ 475	$ (30)	$ 3,212

Operating costs[1]	957	449	67	421	5	1,899

Adjusted operating profit	843	423	28	54	(35)	1,313

Restructuring, acquisition and other expenses						30
Stock-based compensation expense[1]						11
Depreciation and amortization						532
Finance costs						188
Other expense						9

Income before income taxes						$ 543

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	8	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Three months ended June 30, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$1,813	$870	$90	$470	$(31)	$ 3,212

Operating costs[1]	992	439	65	406	4	1,906

Adjusted operating profit	821	431	25	64	(35)	1,306

Restructuring, acquisition and other expenses						14
Stock-based compensation expense[1]						1
Depreciation and amortization						463
Finance costs						185
Other income						(60)

Income before income taxes						$ 703

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Six months ended June 30, 2014	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$3,527	$1,732	$189	$842	$(58)	$ 6,232

Operating costs[1]	1,894	900	133	812	19	3,758

Adjusted operating profit	1,633	832	56	30	(77)	2,474

Restructuring, acquisition and other expenses						39
Stock-based compensation expense[1]						16
Depreciation and amortization						1,051
Finance costs						413
Other income						(1)

Income before income taxes						$ 956

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Six months ended June 30, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$3,573	$1,731	$183	$811	$(59)	$ 6,239

Operating costs[1]	1,987	871	135	754	7	3,754

Adjusted operating profit	1,586	860	48	57	(66)	2,485

Restructuring, acquisition and other expenses						23
Stock-based compensation expense[1]						59
Depreciation and amortization						913
Finance costs						366
Other income						(70)

Income before income taxes						$ 1,194

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	9	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 4:  OPERATING COSTS

		Three months ended June 30		Six months ended June 30
		2014	2013	2014	2013

Cost of equipment sales and direct channel subsidies		$ 334	$ 378	$ 633	$ 729
Merchandise for resale		46	45	97	89
Other external purchases		991	987	2,032	2,006
Employee salaries and benefits and stock-based compensation		539	497	1,012	989

		$ 1,910	$ 1,907	$ 3,774	$ 3,813

NOTE 5: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Interest on long-term debt		$ 197	$ 185	$ 385	$ 363
Interest on pension liability		1	4	3	8
Loss on repayment of long-term debt	12	–	–	29	–
Foreign exchange loss (gain)		(4)	4	2	19
Change in fair value of derivative instruments		(1)	(7)	(1)	(19)
Capitalized interest		(7)	(6)	(13)	(12)
Other		2	5	8	7

		$ 188	$ 185	$ 413	$ 366

NOTE 6:  BUSINESS COMBINATIONS

In January 2014, we completed an asset acquisition of certain dealer stores for cash consideration of $46 million, which was paid as a deposit in the fourth quarter of 2013. The acquisition has been accounted for in accordance with IFRS 3, Business Combinations and resulted in the recognition of current assets of $2 million, customer relationships of $35 million and goodwill of $9 million. This goodwill is tax deductible and was allocated to the Wireless segment. The customer relationships are being amortized over a period of five years. We incurred no transaction costs as a result of this acquisition.

NOTE 7:  RESTRUCTURING, ACQUISITION AND OTHER EXPENSES

During the three and six months ended June 30, 2014, we incurred:

•	$28 million and $34 million of restructuring expenses mainly for costs relating to the reorganization associated with the early implementation of the Rogers 3.0 plan, and
•	$2 million and $5 million of acquisition transaction costs and other costs.

The table below shows the additions to liabilities related to the restructuring, acquisition and other costs and payments made against the liabilities in 2014.

	December 31 2013	Additions	Payments	June 30 2014

Restructuring costs	$44	$34	$(32)	$ 46
Acquisition and other costs	19	5	(8)	16

	$63	$39	$(40)	$ 62

The remaining liability of $62 million as at June 30, 2014, is included in accounts payable and accrued liabilities and other long-term liabilities. We expect to pay the remaining liability over the next two years.

Rogers Communications Inc.	10	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 8:   INVESTMENTS

	June 30 2014	December 31 2013

Publicly traded companies	$960	$809
Private companies	133	103
Available-for-sale investments	1,093	912
Investments in joint arrangements and associates	574	575

	$1,667	$1,487

NOTE 9:   INTANGIBLE ASSETS

We participated in the 700 MHz spectrum auction in Canada, which concluded in February 2014, and were awarded spectrum licences consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population. We paid $3,292 million to Industry Canada ($658 million on March 5, 2014 and $2,634 million on April 2, 2014). In addition, $9 million of costs directly attributable to the acquisition of the spectrum licences were capitalized, resulting in a total cost of $3,301 million. The spectrum licences are included as intangible assets in the Wireless segment.

We have designated these spectrum licences as assets with indefinite useful lives for accounting purposes since we believe they are likely to be renewed for the foreseeable future.

NOTE 10:   EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2014 and 2013:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net income for the period	$405	$532	$712	$885

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515

Effect of dilutive securities:
Employee stock options	2	2	2	3

Weighted average number of shares outstanding - diluted	517	517	517	518

Earnings per share:
Basic	$0.79	$1.03	$1.38	$1.72
Diluted	0.76	0.93	1.33	1.69

For the three and six months ended June 30, 2014, accounting for outstanding share-based payments using the equity-settled method of stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and six months ended June 30, 2014 was reduced by $11 million and $23 million (2013 - $50 million and $7 million), respectively, in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 238,773 and 239,537 options were out of the money for the three and six months ended June 30, 2014 and no options were out of the money in the comparative periods of 2013. These options were excluded from the calculation of the effect of dilutive securities since they were anti-dilutive.

Rogers Communications Inc.	11	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 11:  ACCOUNTS RECEIVABLE SECURITIZATION

	June 30 2014	December 31 2013

Trade accounts receivable sold to buyer as security	1,032	1,091
Short-term borrowings from buyer	(808)	(650)

Overcollateralization	$224	$441

During the three months and six months ended June 30, 2014, we received an additional $196 million of funding under the accounts receivable securitization program and repaid $38 million, which increased our total funding under the program to $808 million.

We incurred interest costs of $3 million and $6 million during the three and six months ended June 30, 2014 (2013 - $2 million and $4 million), respectively, as a result of the securitization program, which we recorded in finance costs.

NOTE 12:  LONG-TERM DEBT

	Due date	Principal amount			Interest rate	June 30 2014	December 31 2013

Bank credit facility					Floating	$–	$ –
Senior notes[1]	2014	$	US	750	6.375%	–	798
Senior notes[2]	2014		US	350	5.50%	–	372
Senior notes[1]	2015		US	550	7.50%	587	585
Senior notes[2]	2015		US	280	6.75%	299	298
Senior notes	2016			1,000	5.80%	1,000	1,000
Senior notes	2017			500	3.00%	500	500
Senior notes	2017			250	Floating	250	–
Senior notes	2018		US	1,400	6.80%	1,494	1,489
Senior notes	2019			400	2.80%	400	–
Senior notes	2019			500	5.38%	500	500
Senior notes	2020			900	4.70%	900	900
Senior notes	2021			1,450	5.34%	1,450	1,450
Senior notes	2022			600	4.00%	600	600
Senior notes	2023		US	500	3.00%	534	532
Senior notes	2023		US	850	4.10%	907	904
Senior notes	2024			600	4.00%	600	–
Debentures[2]	2032		US	200	8.75%	213	213
Senior notes	2038		US	350	7.50%	373	372
Senior notes	2039			500	6.68%	500	500
Senior notes	2040			800	6.11%	800	800
Senior notes	2041			400	6.56%	400	400
Senior notes	2043		US	500	4.50%	534	532
Senior notes	2043		US	650	5.45%	694	691
Senior notes	2044		US	750	5.00%	800	–
						14,335	13,436
Deferred transaction costs and discounts						(114)	(93)
Less current portion						(886)	(1,170)

						$13,335	$ 12,173

1Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (RCP) is an   unsecured co-obligor.

2Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Bank credit and letter of credit facilities

Effective April 16, 2014, we re-negotiated the terms of our credit facility to increase the amount available under our bank credit facility from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019. The $2.5 billion bank credit facility is available on a fully revolving basis until maturity on July 19, 2019 and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (1.00% to 2.25% prior to April 1, 2014) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

Rogers Communications Inc.	12	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit issued in relation to the recently completed spectrum auction and the corresponding letter of credit facility was permanently cancelled.

At June 30, 2014, we had a total of $2.6 billion of bank credit facility and letter of credit facilities (December 31, 2013 - $2.5 billion), of which there was approximately $0.1 billion utilized under these facilities primarily related to outstanding letters of credit (December 31, 2013 - $0.5 billion of letters of credit).

Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Senior notes

Interest is paid on our senior notes as follows:

•	semi-annually on all of our fixed rate senior notes and debentures, and
•	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed rate senior notes and debentures, in whole or in part, at any time, if we pay the specified premium.

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in the first six months of 2014 and 2013.

Date Issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds[1]	Transaction costs and discounts[2]

2014 Issuances

March 10, 2014	Cdn $ 250	2017	Floating	100.00%
March 10, 2014	Cdn $ 400	2019	2.80%	99.972%
March 10, 2014	Cdn $ 600	2024	4.00%	99.706%
March 10, 2014	US $ 750	2044	5.00%	99.231%
Subtotal					Cdn $2,082	Cdn $24

2013 Issuances

March 7, 2013	US $ 500	2023	3.00%	99.845%
March 7, 2013	US $ 500	2043	4.50%	99.055%
Subtotal	US $ 1,000				Cdn $1,030	Cdn $15

[1]Gross proceeds before transaction costs and discounts.
[2]Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Each of the above senior notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit and letter of credit facilities. We use Debt Derivatives to hedge the foreign exchange risk associated with the principal and interest components of all our US dollar denominated senior notes and debentures (see note 13).

Repayment of senior notes and related derivative settlements

During the six months ended June 30, 2014, we repaid or repurchased our US $750 million ($834 million) and US $350 million ($387 million) senior notes due 2014, totalling $1,221 million. In addition, the Debt Derivatives related to these senior notes matured in March 2014.

Upon the repayment or repurchase of these senior notes, a $29 million loss, which was deferred in the hedging reserve in the prior years, was recognized in net income. This loss relates to transactions in 2008 and 2013 where contractual foreign exchange rates on the related Debt Derivatives were renegotiated to then current rates.

During the six months ended June 30, 2013, we repaid or repurchased our US $350 million ($356 million) senior notes due 2013. At the same time, the associated Debt Derivatives were also settled at maturity.

See note 13 for more information about our Debt Derivatives.

Rogers Communications Inc.	13	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

US dollar denominated long-term debt and weighted average interest rate

As at June 30, 2014, we have US $6.03 billion (2013 - US $6.38 billion) of US Dollar denominated long-term debt which was 100% hedged against fluctuations in foreign exchange rates.

Our effective weighted average rate on all debt and short-term borrowings as at June 30, 2014, including the effect of all of the associated Debt Derivative instruments (see note 13), was 5.20% (2013 - 5.54%).

NOTE 13: FINANCIAL INSTRUMENTS

Derivative instruments

We use derivative instruments to manage risks related to certain activities we are involved with. They include:

	The risk they manage	Types of derivative instruments
Debt Derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US denominated long-term debt	• Cross-currency interest rate exchange agreements • Foreign currency exchange forward agreements (from time to time as necessary)
Expenditure Derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar denominated expenditures	• Forward foreign exchange agreements
Equity Derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

All of our currently outstanding Debt Derivatives and Expenditure Derivatives have been designated as effective hedges for accounting purposes.

We use derivatives only to manage risk, and not for speculative purposes.

Debt Derivatives

We completed the following transactions related to our Debt Derivatives:

•	entered into new Debt Derivatives to hedge senior notes issued,
•	maturity of existing Debt Derivatives in conjunction with the repayment or repurchase of the related senior notes, and
•	terminated existing Debt Derivatives and entered into new Debt Derivatives with different terms to hedge existing senior notes.

New Debt Derivatives to hedge senior notes issued

During the six months ended June 30, 2014 and 2013, we entered into the following Debt Derivatives to hedge senior notes issued during the period.

		US $		Hedging effect
Effective date	US$ principal/ notional amount	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate[1]	Fixed Canadian equivalent

March 10, 2014	US $ 750	2044	5.00%	4.99%	$ 832

March 7, 2013	US $ 500	2023	3.00%	3.62%	$ 515
March 7, 2013	US $ 500	2043	4.50%	4.60%	$ 515

Subtotal	US $ 1,000				$ 1,030

1Converting from a fixed US$ coupon rate to a weighted average Cdn $ fixed rate.

Rogers Communications Inc.	14	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Matured Debt Derivatives

During the six months ended June 30, 2014 and 2013, the following Debt Derivatives matured in conjunction with the repayment or repurchase of the related senior notes.

Maturity date	Notional Amount		Net cash settlement (proceeds)

March 1, 2014	US $	750	$(61)
March 15, 2014	US $	350	$26
Subtotal	US $	1,100	$(35)

June 17, 2013	US $	350	$104

Terminated and replaced existing Debt Derivatives and entered into new Debt Derivatives

During the six months ended June 30, 2013, we terminated existing Debt Derivatives and entered into new Debt Derivatives with different terms to hedge existing senior notes.

Terminated Debt Derivatives				New Debt Derivatives			Hedging effect
Termination date	Notional amount	Original maturity date	Cash settlement	Date entered	Derivative amount	New maturity date	Fixed weighted average	Fixed Canadian equivalent

March 6, 2013	US $350	2018	Nil	March 6, 2013	US $350	2038	7.62%	$ 359

Expenditure Derivatives

During the six months ended June 30, 2014, we entered into Expenditure Derivatives to manage foreign exchange risk on certain forecasted expenditures as follows.

Notional Trade date	Maturity dates	Notional amount	Exchange Rate	Fixed Canadian equivalent

February 2014	January 2015 to April 2015	US $200	$1.11	$222
May 2014	May 2015 to December 2015	US $232	$1.10	$254
June 2014	January 2015 to December 2015	US $288	$1.09	$314
		US $720	$1.10	$790

As at June 30, 2014, we had US $1,170 million of Expenditure Derivatives outstanding with terms to maturity ranging from July 2014 to December 2015, at an average rate of $1.07/US$.

We settled Expenditure Derivatives of US $225 million for Cdn $229 million and US $450 million for Cdn $458 million in the three and six months ended June 30, 2014 at an average rate of $1.02/US$.

We record changes in fair value of these Expenditure Derivatives in other comprehensive income, with ineffectiveness recorded directly in net income. Once the hedged transaction affects net income, equivalent amounts are recycled into net income from the hedging reserve.

Equity Derivatives

In February and March 2013, we entered into Equity Derivatives to hedge market price appreciation risk associated of 5.7 million RCI Class B Non-Voting shares that have been granted under our stock based compensation programs for stock options, RSUs and DSUs (see note 15). The Equity Derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. The Equity Derivatives have not been designated as hedges for accounting purposes. We record changes in the fair value of the Equity Derivatives through stock-based compensation expense offsetting a portion of the impact of changes in the recorded amount of the stock-based compensation liability for stock options, RSUs and DSUs.

In April 2014, we executed extension agreements for each of our Equity Derivative contracts under substantially the same committed terms and conditions with revised expiry dates to April 2015 (from April 2014).

During the three and six months ended June 30, 2014, we recognized an expense of $15 million and $26 million, respectively, in stock-based compensation expense related to the change in fair value of our Equity Derivative contracts net of received payments. As of June 30, 2014, the fair value of the Equity Derivatives was a liability of $43 million, which is included in the current portion of derivative instruments liabilities.

Rogers Communications Inc.	15	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Fair Values

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using market values from similar transactions or well established market, asset based or projected income valuation techniques. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our Debt Derivatives and Expenditure Derivatives (Derivatives) using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of Derivatives in an asset position, a credit-adjusted curve for the financial institutions is used to determine the estimated credit-adjusted value for each derivative. For Derivatives in a liability position, a credit-adjusted curve for representative corporations is used to determine the estimated credit-adjusted value for each derivative.

The fair values of our Equity Derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Our disclosure of the three-level hierarchy reflects the significance of the inputs used in measuring fair value:

•	We determine fair value of financial assets and financial liabilities in Level 1 by referring to quoted prices in active markets for identical assets and liabilities.
•	Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2014 or December 31, 2013.

The table below shows the financial instruments carried at fair value by valuation method as at June 30, 2014 and December 31, 2013.

			Fair value measurements at reporting date
	Carrying amount		Level 1		Level 2
	June 30 2014	Dec. 31 2013	June 30 2014	Dec. 31 2013	June 30 2014	Dec. 31 2013

Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$960	$809	$960	$809	$–	$–
Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	191	184	–	–	191	184
Expenditure Derivatives accounted for as cash flow hedges	16	37	–	–	16	37

	$1,167	$1,030	$960	$809	$207	$221

Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$81	$133	$–	$–	$81	$133
Expenditure Derivatives accounted for as cash flow hedges	15	–	–	–	15	–
Equity Derivatives not accounted for as hedges	43	13	–	–	43	13

	$139	$146	$–	$–	$139	$146

Rogers Communications Inc.	16	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

We measure our long-term debt initially at fair value, and then at amortized cost using the effective interest method. The fair value of our long-term debt as at June 30, 2014 is estimated as follows.

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]

Long-term debt (including current portion)	$ 14,221	$15,827	$ 13,343	$ 14,463

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on period-end estimated market yields.

We did not have any non-derivative held-to-maturity financial assets as at June 30, 2014 or December 31, 2013.

NOTE 14:  SHAREHOLDERS’ EQUITY

Dividends

In February 2014, the Board of Directors approved an increase in the annualized dividend rate from $1.74 to $1.83 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.4575 per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

During 2014, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividends per share

February 12, 2014	April 4, 2014	$0.4575
April 22, 2014	July 2, 2014	$0.4575

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy, and when we buy them, under the normal course issuer bid, if any, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

We did not buy any shares for cancellation during the three and six months ended June 30, 2014.

In the three months and six months ended June 30, 2013, we repurchased for cancellation a total of 546,674 Class B Non-Voting shares for a total purchase price of $22 million, resulting in a reduction to Class B Non-Voting share capital and retained earnings of $1 million and $21 million, respectively. All of these were effected through the facilities of the TSX.

Rogers Communications Inc.	17	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense (recovery), which is included in employee salaries and benefits expense.

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013

Stock options		$(10)	$(51)	$(21)	$(5)
Restricted share units (RSU)		6	(1)	12	15
Deferred share units (DSU)		–	(6)	(1)	(1)
Equity derivative effect, net of interest receipt	13	15	59	26	50

		$11	$1	$16	$59

We paid $3 million and $41 million during the three and six months ended June 30, 2014, respectively, to holders of stock options, RSUs and DSUs upon exercise, using the cash settlement feature (2013 - $5 million and $74 million).

Stock options

Summary of stock options

The table below is a summary of the stock option plans, including performance options.

		Six months ended June 30, 2014

	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,368,403	$ 37.39
Granted	780,850	42.97
Exercised	(966,310)	33.65
Forfeited	(60,184)	37.54

Outstanding, end of period	6,122,759	$ 38.63

Exercisable, end of period	3,667,759	$ 35.53

Included in the above table are grants of 53,090 and 780,850 performance options during the three and six months ended June 30, 2014 respectively, to certain key executives.

Restricted share units

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs

Six months ended June 30, 2014

Number of units

Outstanding, beginning of period	2,472,390
Granted and reinvested dividends	1,131,640
Exercised	(731,018)
Forfeited	(65,822)

Outstanding, end of period	2,807,190

Included in the above table are grants of 25,940 and 248,740 performance RSUs to during the three and six months ended June 30, 2014, respectively, to certain key executives.

Rogers Communications Inc.	18	Second Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 16: RELATED PARTY TRANSACTIONS

Transactions with key management personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of Rogers which include:

•	the chairman and chief executive office of a firm that is paid commissions for insurance coverage,
•	the non-executive chairman of a law firm that provides an immaterial portion of our legal services, and
•	the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Printing, legal services and commission paid on premiums for insurance coverage	$10	$12	$20	$21

Controlling shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid during both the three and six months ended June 30, 2014 and 2013 were less than $1 million.

NOTE 17: CONTINGENT LIABILITIES

System Access Fee – Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan) with various motions and appeals by the parties as described in our 2013 financial statements. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application.

System Access Fee – British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers as described in our 2013 financial statements. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application.

We have not recorded a liability for the above contingencies. The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Rogers Communications Inc.	19	Second Quarter 2014